LISSOME TRADE CORP.

NINGSHANZHONGLU STREET NO. 108, 1-25-4

HUANGGU DISTRICT SHENYANG

LIAONING, CHINA 110031

February 5, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Mara Ransom, Assistant Director

Re:

Lissome Trade Corp.

Amendment No. 2 to Registration Statement on Form S-1 Filed January 16, 2014

File No. 333-199967

Ladies and Gentlemen:

This letter sets forth the responses of Lissome Trade Corp. (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of January 29, 2015.  Each numbered paragraph below responds to the comment having the same number in the January 29 comment letter.

Risk Factors, page 6

Risks Associated with Our Company, page 6

1.

We have reviewed your response to comment 2 of our letter dated January 6, 2015. However, we are unable to locate the corresponding risk factor in your prospectus. As previously requested, please add a risk factor disclosing that it may not be possible for investors to effect service of process within the United States upon such person or to enforce against such person judgments obtained in United States courts predicated upon the liability provisions of the United States securities laws.

1.

This risk factor has been added.

Directors, Executive Officers, Promoters and Control Persons, page 23

1. We have reviewed your response to comment 8 of our letter dated January 6, 2015. However, we were unable to locate the requested language in your prospects. As previously requested, please provide the disclosure related to the independence of your sole director required by Item 407(a) of Regulation S-K.

2. Disclosure has been added that Ms. Song is not independent and the Company has no independent directors.

The Company hereby acknowledges that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Yuxia Song

Yuxia Song

President and Principal Executive Officer

Lissome Trade Corp.

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